Exhibit 99.1

 Renren Announces Changes in Management and Board of Directors

BEIJING, China, December 31, 2014 — Renren Inc. (NYSE: RENN) ("Renren" or the "Company"), a leading real name social networking internet platform in China, today announced that effective close of business on December 31, 2014, Ms. Hui Huang will resign as the Chief Financial Officer of Renren Inc., a position she has held since March 2010. The Company has appointed Ms. Huang as a director to its Board of Directors effective January 1, 2015 and she will continue to serve the Company in her director role after stepping down as the Chief Financial Officer. Mr. Ashley Law Kwok Wai, Vice President of Finance, will assume the responsibilities as an acting Chief Financial Officer, effective January 1, 2015. The Company also wishes to announce that after serving nearly three years as a Director, Mr. Stephen Murphy has resigned from the Board of Directors for personal reasons, effective December 31, 2014.

Mr. Law joined Renren Inc. in November 2012 as Senior Director of Finance and Financial Controller, and subsequently was promoted to the Vice President of Finance in August 2014. Prior to that, he served in various controller and finance functions at CDC Corporation, Monty Group and Gameone Online Entertainment Group. Before that, Mr. Law worked at KPMG. He is a member of American Institute of Certified Public Accountants, Hong Kong Institute of Certified Public Accountants and Institute of Chartered Accountants in England and Wales. Mr. Law holds a Master degree of Business Administration from Hong Kong University of Science & Technology, and a Bachelor degree in Accountancy from Hong Kong Polytechnic University.

"We thank Hui and Stephen for their great support to Renren over these years. Hui has been an outstanding team player and a dedicated professional in managing the finance and many other functions at Renren. We look forward to her continuing involvement as a non-executive Director. We also thank Stephen for his contributions to our Board during the past three years," said Renren’s Chairman and Chief Executive Officer, Mr. Joseph Chen. "We are pleased to have named Ashley as an acting Chief Financial Officer as his proven strength and experience regarding our financial operations will ensure a smooth transition."

About Renren Inc.

Renren Inc. (NYSE: RENN) operates a leading real name social networking internet platform in China. It enables users to connect and communicate with each other, share information and user generated content, play online games, watch videos and enjoy a wide range of other features and services. Renren's businesses primarily include the main social networking website renren.com and the game development and operating platform Renren Games. Renren.com had approximately 219 million activated users as of September 30, 2014. Renren's American depositary shares, each of which represents three Class A ordinary shares, trade on NYSE under the symbol "RENN".

For more information, please contact:

Cynthia Liu

Investor Relations

Renren Inc.

Tel: (86 10) 8448 1818 ext 1300

Email: ir@renren-inc.com